"Flanagan, Lisa A"            To: "White, Alison T." WhiteA@SEC.GOV
Lisa.Flanagan@sutherland.com  cc: mabate1@metlife.com, jrichards@metlife.com,
                              "Conner, Thomas" Thomas.Conner@sutherland.com
10/08/2009 01:42 PM           Subject: File Nos. 333-54358 and 333-96775--Draft Examples

Ms. White:

On behalf of MetLife Investors Insurance Company and First MetLife Investors Insurance Company and their respective separate accounts, MetLife Investors Variable Annuity Account One and First MetLife Investors Variable Annuity Account One, below are draft examples to be included in the supplement.

Examples:

(1) Assume your new purchase payment is $5,000, your most recent account value in this contract is $100,000, and your prior purchase payments made under this contract, reduced by any withdrawals, equal $125,000. The "related amount" is calculated by subtracting your most recent account value in this contract from prior purchase payments made under this contract, reduced by any withdrawals ($125,000 - $100,000 = $25,000). Therefore, "your investment" is equal to the total of your new purchase payment ($5,000), your most recent account value ($100,000), and the related amount ($25,000); $5,000 + $100,000 + $25,000 =
$130,000.

(2) Assume your new purchase payment is $5,000, your most recent account value in this contract is $100,000, and your prior purchase payments made under this contract, reduced by any withdrawals, equal $75,000. The "related amount" is calculated by subtracting your most recent account value in this contract from prior purchase payments made under this contract, reduced by any withdrawals ($75,000 - $100,000 = - $25,000). As noted above, the related amount is never less than zero. Therefore, "your investment" is equal to the total of your new purchase payment ($5,000), your most recent account value ($100,000), and the related amount ($0); $5,000 + $100,000 + $0 = $105,000.

This e-mail will be submitted via EDGAR correspondence.

Please contact Tom Conner (202.383.0590) or me (202.383.0873) with any questions or comments.

Regards.

/s/  Lisa A. Flanagan
---------------------
Lisa A. Flanagan

Associate

SUTHERLAND

1275 Pennsylvania Avenue, NW

Washington, D.C. 20004-2415

202.383.0873 direct

202.637.3593 fax

CIRCULAR 230 DISCLOSURE: To comply with Treasury Department regulations, we inform you that, unless otherwise expressly indicated, any tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties that may be imposed under the Internal Revenue Code or any other applicable tax law, or
(ii) promoting, marketing or recommending to another party any transaction, arrangement, or other matter.

The information contained in this message from SUTHERLAND ASBILL & BRENNAN LLP and any attachments are confidential and intended only for the named recipient(s). If you have received this message in error, you are prohibited from copying, distributing or using the information. Please contact the sender immediately by return email and delete the original message.